Exhibit 11.1

CONSENT OF INDEPENDENT AUDITOR

VIA E-MAIL: teague@energyx.com

May 1, 2023

Mr. Teague Egan

CEO

Energy Exploration Technologies, Inc.

G-8 Calle O’Neill

San Juan, PR 00918

Dear Mr. Egan:

We consent to the use in the Annual Report of Form 1-K, as it may be amended, of our Independent Auditors’ Report dated March 31, 2023, relating to the balance sheets of Energy Exploration Technologies Inc. as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders’ (deficit)/equity, and cash flows for years then ended, and the related notes to the financial statements.

Driven, PSC (“DRIVEN”) has not compiled, reviewed, or audited the interim financial information and does not express any opinion or any form of assurance with respect to the information included in the offering circular.

Ryan Marín, CPA
Managing Shareholder

PO Box 363343

San Juan Puerto Rico

00936-3343

T: (+1) 787 725 1500

www.drivenadvisors.com